51 Madison Avenue

New York, New York 10010

December 6, 2021

VIA EDGAR

John Ganley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ ETF Trust (File No. 333-152915 and File No. 811-22227) (the “Registrant”)

Dear Mr. Ganley:

This letter responds to your comments regarding the Registrant’s filing on October 1, 2021, of Post-Effective Amendment No. 208 to its Registration Statement under the Securities Act of 1933 and Amendment No. 210 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ U.S. Mid Cap R&D Leaders ETF, IQ U.S. Large Cap R&D Leaders ETF and IQ Global Equity R&D Leaders ETF (the “Funds”), each a series of the Registrant. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

IQ U.S. Mid Cap R&D Leaders ETF

Comment 1:  The Staff notes the disclosure set forth below in the first paragraph of the section entitled “Principal Investment Strategies.” Please supplementally confirm the accuracy of this disclosure or revise accordingly.

As of September 3, 2021, the market capitalization range of the Underlying Index was approximately $2.9 billion to $65.4 billion.

Response:  The Registrant confirms the accuracy of the referenced disclosure.

Comment 2: The Staff notes the disclosure set forth in the second paragraph of the section entitled “Principal Investment Strategies” that describes the Underlying Index’s methodology. Please revise this disclosure to indicate the Underlying Index’s initial selection universe.

Response: The disclosure set forth below has been added as the first sentence of the second paragraph of the section entitled “Principal Investment Strategies”:

The securities eligible for inclusion in the Underlying Index are those securities included in the Russell Midcap® Index.

Comment 3: Please disclose the broad-based securities market index that the Fund intends to use as its primary performance benchmark.

Response: The Fund intends to use the Russell Midcap Growth Index as its primary performance benchmark.

IQ U.S. Large Cap R&D Leaders ETF

Comment 4:  The Staff notes the disclosure set forth below in the first paragraph of the section entitled “Principal Investment Strategies.” Please supplementally confirm the accuracy of this disclosure or revise accordingly.

As of September 3, 2021, the market capitalization range of the Underlying Index was approximately $3.5 billion to $2.6 trillion.

Response:  The Registrant confirms the accuracy of the referenced disclosure.

Comment 5:  The Staff notes the disclosure set forth in the second paragraph of the section entitled “Principal Investment Strategies” that describes the Underlying Index’s methodology. Please revise this disclosure to indicate the Underlying Index’s initial selection universe.

Response:  The disclosure set forth below has been added as the first sentence of the second paragraph of the section entitled “Principal Investment Strategies”:

The securities eligible for inclusion in the Underlying Index are those securities included in the Russell 1000® Index.

Comment 6:  Please disclose the broad-based securities market index that the Fund intends to use as its primary performance benchmark.

Response:  The Fund intends to use the Russell 1000 Growth Index as its primary performance benchmark.

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IQ Global Equity R&D Leaders ETF

Comment 7:  The Staff notes the disclosure set forth below in the first paragraph of the section entitled “Principal Investment Strategies.” Please supplementally confirm the accuracy of this disclosure or revise accordingly.

As of September 3, 2021, the market capitalization range of the Underlying Index was approximately $3.9 billion to $2.6 trillion.

Response:  The Registrant confirms the accuracy of the referenced disclosure.

Comment 8:  The Staff notes the disclosure set forth in the second paragraph of the section entitled “Principal Investment Strategies” that describes the Underlying Index’s methodology. Please revise this disclosure to indicate the Underlying Index’s initial selection universe.

Response:  The disclosure set forth below has been added as the first sentence of the second paragraph of the section entitled “Principal Investment Strategies”:

The securities eligible for inclusion in the Underlying Index are those securities included in the FTSE All-World® Index.

Comment 9:  Please disclose the broad-based securities market index that the Fund intends to use as its primary performance benchmark.

Response:  The Fund intends to use the FTSE All-World Growth Index as its primary performance benchmark.

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If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin

Matthew V. Curtin

Secretary

cc:	Jonathan Zimmerman, Executive Vice President

Adefolahan Oyefeso, Principal Financial Officer

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP

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